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                                   EXHIBIT 7.1
                        PRESS RELEASE, DATED MAY 3, 1996


                INTEVAC, INC. ACQUIRES SAN JOSE TECHNOLOGY CORP.


         Santa Clara, California, May 3, 1996 - Intevac, Inc. (Nasdaq: IVAC), leading supplier of sputtering systems used to manufacture thin-film disks for computer hard disk drives, today announced that it has acquired San Jose Technology Corporation ("SJT") for approximately $3.7 million in cash.

         SJT is a leading supplier of systems used to lubricate thin-film disks for computer hard disk drives. Lubrication is the production step that typically follows disk sputtering in the manufacture of thin-film disks. "Intevac intends to explore means for better integration of SJT's lubrication devices with Intevac's sputtering systems to create a more efficient production environment for thin-film disk manufacturers." said Norm Pond, Intevac's CEO.

         SJT will become the San Jose Technology Division of Intevac, Inc. and continue operations at SJT's San Jose, California facility. SJT's founder, S. Bill Wiley, will manage the new Intevac division. All SJT employees will be offered employment by Intevac.

         Intevac expects to allocate a portion of the purchase price to in-process research and development. The in-process research and development will be expensed during the current quarter.

         CONTACT: Charles Eddy, Chief Financial Officer, Intevac, Inc., 3550 Bassett Street, Santa Clara, CA 95054, (408) 496-2259, ceedy@intevac.com